Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of GTx, Inc., for the registration of 22,155,690 shares of its common stock, which includes shares of common stock issuable upon exercise of outstanding warrants, and to the incorporation by reference therein of our reports dated March 12, 2014, with respect to the financial statements of GTx, Inc. and the effectiveness of internal control over financial reporting of GTx, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2013, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Memphis, Tennessee
August 6, 2014